Exhibit 1.01

Conflict Minerals Report of Aeva Technologies, Inc.

in Accordance with Rule 13p-1 of the Securities Exchange Act of 1934

This Conflict Minerals Report of Aeva Technologies, Inc. (“Aeva,” the “Company,” “we” or “our”) for the calendar year ended December 31, 2024 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain gold, columbite-tantalite (tantalum), cassiterite (tin) or wolframite (tungsten) (collectively, “3TG” or “conflict minerals”). Please refer to Rule 13p-1, Form SD and Release No. 34-67716 for definitions of the terms used in this Conflict Minerals Report, unless otherwise defined herein.

Item 1.01 Conflict Minerals Disclosure and Report

Aeva evaluated its current product lines and determined that tin, tungsten, tantalum and gold (“3TG”) are necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured and are required to be reported in the calendar year covered by this specialized disclosure report. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry regarding the 3TG in our products that was reasonably designed to determine whether any such 3TG originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or were from recycled or scrap sources.

Aeva Technologies, Inc.

Company and Product Overview

Aeva’s mission is to bring the next wave of perception to a broad range of applications from automated driving to industrial robotics, consumer electronics, consumer health, security and beyond. Aeva is transforming autonomy with its groundbreaking sensing and perception technology that integrates all key LiDAR components onto a silicon photonics chip in a compact module. Aeva 4D LiDAR sensors uniquely detect instant velocity in addition to 3D position, allowing autonomous devices like vehicles and robots to make more intelligent and safe decisions. For more information, visit www.aeva.com.

Reasonable Country of Origin Inquiry

Our reasonable country of origin inquiry (“RCOI”) was implemented by a cross-organizational team consisting of members from our manufacturing, procurement, information systems, legal and compliance departments. This team reported to a steering committee that was comprised of certain members of our executive management team. We sent out emails to 30 of our direct suppliers of materials for our products that we determined were “in scope”, i.e. suppliers for products that contained or were likely to contain 3TG. We reviewed the responses that we received from our suppliers and followed up by email and/or telephone with those suppliers who did not respond to our requests for information. Out of the 30 suppliers that were in scope, 17 of them responded with Conflict Minerals Reporting Template forms that listed smelters. This was our first year of supplier survey and we expect a higher response rate in the coming years. We utilized a third-party tool called VeriSupply to support our analysis of the responses to our survey. We prioritized responses from suppliers based on certain “red flags” identified by the third-party tool, namely those suppliers that indicated some DRC sources or non-conformant smelters. We then researched and reviewed the information provided by these suppliers and followed up with them as necessary and mapped their supplier status based on their Responsible Minerals Initiative data.

Due Diligence Process

In accordance with Rule 13p-1, we exercised due diligence measures on the source of 3TG in our products. In conducting our due diligence, we applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework.

Our due diligence process included:

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the development of a conflict minerals policy, as set forth above, and inclusion of conflict minerals provisions in many of our supply chain documents, such as purchase orders, supply agreements and our Supplier Code of Conduct;

•	establishment of governance structures with cross-functional team members and senior executives to implement and support our conflict minerals policy and procedures;

•	communication with suppliers based on their responses to our survey; and

•	retention of relevant documentation from our RCOI and due diligence procedures.

However, because we are several levels removed from the sourcing of 3TG, we were limited by the information that our suppliers provided to us. Our direct suppliers were similarly reliant upon information provided by their suppliers. In the majority of cases, our suppliers were not able to determine the original source of 3TG (mines), if any, in their products, or whether or to what extent the 3TG in their products were from scrap or recycled sources. For those suppliers that did provide information relating to their sources, i.e., smelters and refiners, we were not able to definitively trace the parts provided to us by those suppliers to their sources as information. Therefore, we state our DRC Conflict Minerals status as Indeterminate for now. We expect that as our systems and our industry’s sourcing information improves, we will be better able to determine the source of 3TG in our products.